EXHIBIT 99.1

DIMON Incorporated   Tel: 434 792 7511

512 Bridge Street
Post Office Box 681
Danville, VA 24543-0681
USA

Memorandum

Date   April 1, 2004

To   Section 16 Insiders of DIMON

From   Helen Jane Hodges

Subject   Trading Window Closure: April 16 – 20, 2004

Section 306(a) of the Sarbanes-Oxley Act of 2002 prohibits directors and executive officers of an issuer from trading in issuer securities during a pension fund blackout period. This notice is being provided to directors and certain officers of DIMON Incorporated and to the Securities and Exchange Commission (SEC) in accordance with rules adopted by the SEC to facilitate compliance with Section 306(a).

DIMON's Savings and Profit Sharing Plan (401(k) Plan) will have a blackout period beginning at 1:00 p.m. on April 16, 2004 and ending at 8:00 a.m. on April 20, 2004. The blackout period is a result of changes being made to the investment options available in the 401(k) Plan. During the blackout period, 401(k) Plan participants will be unable to make investment changes, obtain a loan from the plan, or obtain a distribution from the plan.

As a result of the 401(k) Plan blackout, the trading window will be closed beginning at 1:00 p.m. on April 16, 2004 and ending at 8:00 a.m. on April 20, 2004. You should refrain from making any DIMON stock transactions during this period and notify anyone sharing your household to do the same. You are further reminded that trading in DIMON stock while in possession of material inside information is a violation of SEC regulations and DIMON policy and is always prohibited, even when the trading window is open. Prohibited transactions include, among others, open market purchases and sales through a traditional broker or online brokerage firm; gifts of stock; and stock option exercises.

Inquiries related to the trading window should be addressed to Helen Jane Hodges, Assistant Secretary, DIMON Incorporated, 512 Bridge Street, Danville, Virginia 24541, or by phone at (434) 792-7511.

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